Exhibit 99.1

AnPac Bio-Medical Science Acquires GISN (HK) LIMITED, a Technical Solution and Outsourcing Consulting Services Provider

New York, NY, Feb. 15 2023 /PRNewswire/-- AnPac Bio-Medical Science Co., Ltd. (the “Company”) (NASDAQ: ANPC), a company with operations in the United States and China focused on early cancer screening and detection and plans to enter into the operation of a business-to-business e-commerce food platform focused on the sale of Asian sourced food products, announced the closing of the acquisition of GISN (HK) LIMITED (“GISN”), a technical solution and outsourcing consulting services provider focused on the digital, internet and Web 3 business transformation for start-ups and traditional enterprises. This acquisition is a critical initiative for the Company to improve the efficiency of its e-commerce operations.

GISN is a highly qualified service provider with extensive experience in providing technical support for enterprises wishing to transform from a traditional operating model to a digital operating model. GISN provides customized technical solutions for Web3 and payment fields and comprehensive management from design, R&D, testing, operating and maintenance. With a solid track record, GISN has developed a smart restaurant internet platform that integrates service modules of cross-currency payment, ERP and marketing on a SaaS basis. GISN is committed to providing secure, highly efficient and low-cost services to its customers.

The acquisition is pursuant to a stock purchase agreement the Company entered into on January 28, 2023, whereby it agreed to purchase 100% of the issued and outstanding equity interest of GISN in consideration of $1,700,000, payable in the form of newly issued Class A ordinary shares of the Company.

Mr. Haohan Xu, the Co-CEO of the Company, commented, “We are pleased to announce closing of this acquisition and expect to see the positive impact of GISN’s expertise on the development of our e-commerce business. This transaction is the result of a deliberate and thoughtful process. We evaluated the transaction against our standalone prospects in the current macroeconomic climate and determined that the compelling capabilities of GISN will enhance our Company's prospects. Leveraging on the competitive strengths of GISN, we believe that we are well-positioned to enter and expand our e-commerce business efficiently. We believe this transaction will create long-term values for our shareholders.”

About GISN (HK) LIMITED

GISN (HK) LIMITED is a technical solution and outsourcing consulting service provider focused on the digital, internet, and Web3 transformation of start-ups and traditional enterprises. GISN focuses on highly professional and value-added fields including Web3 and payment. With experience in the internet and Web3 fields, GISN has a deep understanding of finance, catering and medical care and helps customers realize the rapid development of their business platform which enables customers to improve their operating efficiency, income and security. GISN provides customized business platform consulting services with its senior industry experts, experienced technical experts and reliable security architecture.

About AnPac Bio-Medical Science Co., Ltd.

AnPac Bio-Medical Science Co., Ltd.is a biotechnology company focused on early cancer screening and detection, with 155 issued patents as of June 30, 2022. With two certified clinical laboratories in China and one CLIA and CAP accredited clinical laboratory in the United States, AnPac Bio performs a suite of cancer screening and detection tests, including CDA (Cancer Differentiation Analysis), bio-chemical, immunological, and genomics tests. The Company intends to enter the business-to-business e-commerce food business with the formation of its wholly-owned subsidiary Fresh2 Technology Inc and the acquisition of Fresh2 Ecommerce Inc.

For more information, please visit: https://www.Anpacbio.com.

For investor and media inquiries, please contact:

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-917-609-0333 (U.S.)
Email: tina.xiao@ascent-ir.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and are relating to the Company’s future financial and operating performance. The Company has attempted to identify forward-looking statements by terminologies including “believes,” “estimates,” “anticipates,” “expects,” “plans,” “projects,” “intends,” “potential,” “target,” “aim,” “predict,” “outlook,” “seek,” “goal” “objective,” “assume,” “contemplate,” “continue,” “positioned,” “forecast,” “likely,” “may,” “could,” “might,” “will,” “should,” “approximately” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. These statements are based on current expectations, assumptions and uncertainties involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. These statements also involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results to be materially different from those expressed or implied by any forward-looking statement. Known and unknown risks, uncertainties and other factors include, but are not limited to, our ability to comply with Nasdaq Listing Rules including maintain our listing on the Nasdaq Capital Market, the implementation of our business model and growth strategies; trends and competition in the cancer screening and detection market; our expectations regarding demand for and market acceptance of our cancer screening and detection tests and our ability to expand our customer base; our ability to obtain and maintain intellectual property protections for our CDA technology and our continued research and development to keep pace with technology developments; our ability to obtain and maintain regulatory approvals from the NMPA, the FDA and the relevant U.S. states and have our laboratories certified or accredited by authorities including the CLIA; our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively; potential changes of government regulations; general economic and business conditions in China and elsewhere; our ability to hire and maintain key personnel; our relationship with our major business partners and customers; and the duration of the coronavirus outbreaks and their potential adverse impact on the economic conditions and financial markets and our business and financial performance, such as resulting from reduced commercial activities due to quarantines and travel restrictions instituted by China, the U.S. and many other countries around the world to contain the spread of the virus. A number of these risks along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F and other reports filed with the Securities and Exchange Commission. In addition, there is uncertainty about the spread of the COVID19 virus and the impact it will have on the Company's operations, global supply chains and economic activity in general. Because of these and other risks, uncertainties and assumptions, undue reliance should not be placed on these forward-looking statements. In addition, these statements speak only as of the date of this press release and, except as may be required by law, the Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.